Exhibit 99.1

PRESS RELEASE
Wednesday 7 January 2026 –22:00 CET

CMB.TECH FLEET UPDATE

ANTWERP, Belgium, 7 January 2026, 22:00 CET – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) has sold eight vessels, generating a capital gain of approximately 269.2 million USD in total.

Euronav
CMB.TECH has sold six VLCCs: Daishan (2007, 306,005 dwt), Hirado (2011, 302,550 dwt), Hojo (2013, 302,965 dwt), Dia (2015, 299,999 dwt), Antigone (2015, 299,421 dwt), and Aegean (2016, 299,999 dwt). The sale will generate a capital gain of approximately 261.1 million USD in Q1 2026, based on the net sales price and book values. The vessels will be delivered to their new owner in Q1 2026.

Bocimar
CMB.TECH has sold Capesize vessels Golden Magnum (2009, 179,790 dwt), and Belgravia (2009, 169,390 dwt). These sales will generate a capital gain of approximately 8.1 million USD in Q1 2026, based on the net sales price and book values. The vessels have been delivered to their new owners in January 2026.

The proceeds of these sales will be used to repay existing debt facilities and it is CMB.TECH’s intention to distribute 50% of the profit of these sales.

The recent vessel sales are in line with CMB.TECH’s fleet rejuvenation strategy.

Announcement Q4 2025 results – 26 February 2026

About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 1 of 2

PRESS RELEASE
Wednesday 7 January 2026 –22:00 CET

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 2 of 2